EXHIBIT 99.1

Press Release
FOR IMMEDIATE RELEASE
Optimal Group Enters into Support Agreement
with Management of WowWee Group
for Offer of US$2.40 per Share
Montreal, Quebec, March 17, 2010 — Optimal Group Inc. (NASDAQ:OPMR) today announced that it has entered into a support agreement with a corporation established by Richard Yanofsky, President of WowWee Canada Inc., and Peter Yanofsky, President of WowWee USA, Inc., for the purpose of making an offer to acquire, by way of a take-over bid to Optimal Group shareholders, all of the outstanding Class “A” shares of the Company, including shares issuable upon the conversion, exchange or exercise of options and warrants, at a price of US$2.40 per share in cash. WowWee Canada Inc. and WowWee USA, Inc. are wholly-owned subsidiaries of Optimal Group. The offer represents a premium of approximately 50% over the closing price of the Class “A” shares of US$1.60 on the NASDAQ, on March 16, 2010. Under the terms of the support agreement, Optimal Group may solicit, respond to and consider competing third-party proposals until closing of the offer.
As a result of Richard and Peter Yanofsky’s involvement with the offeror, the offer will be an “insider bid” and a going private transaction for purposes of applicable securities laws. Accordingly, the Board of Directors of the Company established a special committee of independent directors to review the terms of the offer and to supervise the preparation of a formal valuation of the Class “A” shares.
The special committee retained PricewaterhouseCoopers LLP as independent valuator to prepare a formal valuation of the Class “A” shares. Based on the information considered and valuation approaches utilized, PricewaterhouseCoopers LLP concluded that the fair market value of the shares was in the range of US$2.01 to US$2.55 per share. The special committee also retained Genuity Capital Markets to act as financial advisor to Optimal Group and the special committee and Ogilvy Renault LLP as legal advisor to the special committee to advise it in connection with the offer. Genuity Capital Markets provided an opinion to the Board of Directors of the Company and to the special committee that, based upon and subject to the analyses, assumptions, qualifications and limitations set out in such opinion, the consideration offered pursuant to the offer is fair, from a financial point of view, to all shareholders of the Company (other than the insiders and related entities making the offer).

The Board of Directors of the Company, after consultation with its legal and financial advisors, and following the receipt and review of recommendations from its special committee, the opinion of its financial advisor as to the fairness of the offer, from a financial point of view, to shareholders of the Company (other than the insiders and related entities making the offer) and the independent formal valuation prepared by PricewaterhouseCoopers, determined that the offer is in the best interests of the Company and is fair, from a financial point of view, to the shareholders of the Company (other than the insiders and related entities making the offer), approved the execution of the support agreement and resolved to recommend that the shareholders of the Company (other than the insiders and related entities making the offer) accept the offer.
The offer will be subject to customary conditions including the valid deposit under the offer of at least 66 2/3% of the outstanding Class “A” shares and the absence of a material adverse effect to the Company and its subsidiaries.
Under the terms of the support agreement, the Company has agreed to pay a termination fee of approximately US$500,000 to the offeror if the support agreement is terminated in certain circumstances.
Under the terms of the support agreement, the Company has retained the ability to solicit, respond to and consider competing acquisition proposals which the Board of Directors of the Company believes, in the exercise of its fiduciary duties, represent, or could reasonably be expected to lead to, a superior proposal, and to terminate the support agreement in the event the Company proposes to enter into any agreement with respect to a superior proposal, subject to the offeror’s right to match or be paid the termination fee.
The take-over bid circular containing the full terms of the offer is expected to be mailed to shareholders on or before March 31, 2010. The full text of the valuation prepared by PricewaterhouseCoopers and the fairness opinion prepared by Genuity Capital Markets, which the shareholders are urged to read in their entirety, will be set forth in the directors’ circular. The offer will remain open for acceptance for a period of not less than 35 days following the mailing of the offer.
In connection with the offer, Neil S. Wechsler, Co-Chairman and Chief Executive Officer, Holden L. Ostrin, Co-Chairman, and Gary S. Wechsler, Chief Financial Officer, of the Company have entered into an agreement with the offeror pursuant to which they or a corporation controlled by them will acquire all of the outstanding shares of Optimal Merchant Services Inc. (formerly Optimal Payments Corp.), a wholly-owned subsidiary of Optimal Group, in partial satisfaction of the severance payments that will become owing to them on closing of the transactions contemplated in the support agreement. These executives have agreed to enter into such agreement with any other person making an offer for the Class “A” shares of the Company.

The offer described in this press release has not yet commenced, and this press release does not constitute an offer to purchase or a solicitation of an offer to sell any securities. At the time the expected tender offer is commenced, the offeror will file a tender offer statement with the U.S. Securities and Exchange Commission and mail and file offer materials as required by Canadian and U.S. laws, and the Company will also file required solicitation/recommendation materials. The tender offer materials will contain important information and shareholders of the Company should read this information carefully before making any decision about the tender offer.
The tender offer materials, certain other offer materials and the solicitation/recommendation materials will be sent to all shareholders of the Company free of charge and will also be available free of charge on the SEC’s website at www.sec.gov and on SEDAR at www.sedar.com.
For information about Optimal Group, please visit the Company’s website at www.optimalgrp.com.
Leon P. Garfinkle
Senior Vice President and General Counsel
Optimal Group Inc.
(514) 738-8885
leon@optimalgrp.com